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                         [LOCKHEED MARTIN LETTERHEAD]

                                                            September    , 1996

Dear Stockholder:

  I am pleased to inform you that Lockheed Martin Corporation ("Lockheed Martin") is commencing an Exchange Offer through which it is offering its stockholders an opportunity to exchange current holdings of Lockheed Martin Common Stock for shares of Martin Marietta Materials, Inc. ("Materials") Common Stock. As further described in the enclosed documents, an exchange
ratio of       shares of Materials Common Stock for each share of Lockheed
Martin Common Stock tendered has been established for this Exchange Offer, up
to an aggregate of      shares of Lockheed Martin Common Stock. The Exchange
Offer will provide Lockheed Martin's stockholders with an opportunity to adjust, on a tax-free basis, their investment between Lockheed Martin's advanced technology business and Materials' aggregates and magnesia business.

  The Exchange Offer will expire, unless extended by Lockheed Martin, at 12:00 Midnight, New York City time, on October , 1996. The terms and conditions of the Exchange Offer are contained in the enclosed Offering--Circular Prospectus. The documents also contain information relating to the business and management of Materials, information regarding the adjustments to tax basis resulting from exchanging shares of Lockheed Martin Common Stock for shares of Materials Common Stock and other information that will assist you in considering the Exchange Offer. You should read these documents carefully before deciding whether to tender your shares of Lockheed Martin Common Stock in exchange for shares of Materials Common Stock.

  You also should read the enclosed Letter of Transmittal carefully, as it explains in detail the proper procedure for tendering shares of Lockheed Martin Common Stock. Neither Lockheed Martin or the Board of Directors of Lockheed Martin nor Materials or the Board of Directors of Materials makes any recommendation as to whether to participate in the Exchange Offer. Each stockholder must make his or her own decision as to whether to tender such shares and, if so, how many shares to tender.

  If fewer than      shares of Lockheed Martin Common Stock are tendered and
the Exchange Offer is consummated, Lockheed Martin will distribute the remaining shares of Materials Common Stock owned by Lockheed Martin on a pro rata basis to all holders of record of Lockheed Martin Common Stock as of a
date following the expiration of the Exchange Offer. If more than      shares
of Lockheed Martin Common Stock are tendered and the Exchange Offer is consummated, proration will occur and tendering stockholders, except those who qualify under the special provision for odd-lot holders, will have less than all the shares they tender accepted for exchange in the Exchange Offer.

  Lockheed Martin has retained the services of Morrow & Co., Inc. as Information Agent to assist stockholders in connection with the Exchange Offer. Requests for additional documents, questions regarding the terms and conditions of the Exchange Offer, and information on tendering shares should be directed to Morrow & Co., Inc. at the following toll free number: (800) 566-9058.

Sincerely,


Daniel M. Tellep                          Norman R. Augustine
Chairman                                  Vice Chairman and Chief Executive
                                          Officer